EXHIBIT 99.1

Gilead holds 25.54% of Galapagos shares

Mechelen, Belgium; 11 January 2021; 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Gilead Sciences, Inc.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 6 January 2021 from Gilead Sciences, Inc., who notified a change in the chain of intermediary companies through which Gilead holds its shares in Galapagos. The change in the chain of intermediary companies is the result of an internal reorganization as a result of which Gilead holds its shares in Galapagos as of 31 December 2020 through its direct subsidiary Gilead Biopharmaceutics US, LLC, which through Gilead Sciences Ireland UC controls Gilead Therapeutics A1 Unlimited Company, which in turn holds 16,707,477 of Galapagos' voting rights, consisting of 16,707,477 shares (unchanged). Those 16,707,477 shares represent 25.54% of Galapagos' currently outstanding 65,411,767 shares.

The full transparency notification is available on the Galapagos website.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900
communications@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.